UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                  SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________2)*


(Name of Issuer) Carmike Cinemas, Inc.

(Title of Class of Securities)COMMON STOCK

(CUSIP Number)   143436400

(Date of Event Which Requires Filing of this Statement)December 31, 2005

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 143436400
    1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
M.A. Weatherbie & Co., Inc. / 02-0484484


2. Check the Appropriate Box if a Member of a Group (See Instructions)


(a) NOT APPLICABLE

(b) NOT APPLICABLE

3. SEC Use Only



4. Citizenship or Place of Organization
IS A DELAWARE CORPORATION
Number of Shares Beneficially Owned by Each Reporting
Person With

5. Sole Voting Power
   350,012

6. Shared Voting Power
   0

7. Sole Dispositive Power
   443,202

8. Shared Dispositive Power
   0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   443,202

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)
    3.87%

12. Type of Reporting Person (See Instructions)
    IA

Item 1.

(a) Name of Issuer          CARMIKE CINEMAS, INC.

(b) Address of Issuer's Principal Executive Offices
                           1301 First Avenue
                           Columbus, GA  31901-2109

Item 2.

(a) Name of Person Filing	M.A. Weatherbie & Co., Inc. is a Delaware
                              Corporation

(b) Address of Principal Business Office or, if none, Residence
					265 Franklin Street, Suite 1601
					Boston, MA  02110

(c) Citizenship               M.A. Weatherbie & Co., Inc. is a Delaware
                              Corporation

(d) Title of Class of Securities     COMMON STOCK

(e) CUSIP Number                     143436400

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [ X ] M.A. Weatherbie & Co., Inc., is an investment adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
    M.A. Weatherbie & Co., Inc.

Managed accounts                                     443,202
(b) Percent of class:                                   3.87%

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ X  ] Not applicable

Item 6.Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8. Identification and Classification of Members of the Group
Not applicable

Item 9. Notice of Dissolution of Group
Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2006
Date

/S/ MATTHEW A. WEATHERBIE
Signature

Matthew A. Weatherbie,
President

United States
Securities and Exchange Commission

Schedule 13G
(cover page)

CARMIKE CINEMAS, INC. (Issuer)

Box 9. The reported shares are owned by several accounts managed, with discretion to purchase or sell securities, by M.A.
          Weatherbie & Co., Inc., a registered investment adviser.

          M.A. Weatherbie & Co., Inc., disclaims beneficial ownership of the shares reported.

UNDERTAKING

The undersigned agrees to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and CARMIKE CINEMAS, INC.

Dated:  February 9, 2006

M.A. WEATHERBIE & CO., INC.

  By:  /S/  MATTHEW A. WEATHERBIE

            Matthew A. Weatherbie,
            President